Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Alchemy Investments Acquisition Corp 1 (f/k/a VAM Acquisition Corp.) on Amendment No. 2 to Form S-1 (File No. 333-268659) of our report dated April 5, 2023 which includes an explanatory paragraph as to the company's ability to continue as a going concern, with respect to our audits of the financial statements of Alchemy Investments Acquisition Corp 1 (f/k/a VAM Acquisition Corp.) as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and for the period from October 27, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

Marcum llp

Boston, MA

April 17, 2023